December 30, 2009	F. Alec Orudjev Direct Phone (202) 912-4842 Direct Fax (202) 912-4830 aorudjev@cozen.com
VIA HAND DELIVERY Ms. Katherine Wray Division of Corporation Finance U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	US Dataworks Inc. (the “Company”)
Registration Statement on Form S-3
Filed November 19, 2009
File No. 333-163216

Dear Ms. Wray:

This firm represents the Company in connection with the above-referenced filing. The purpose of this letter is to provide the Company’s responses to the December 15, 2009 comment letter (the “Comment Letter”) to Mr. Charles Ramey, Chief Executive Officer of the Company. This letter indicates how the Company proposes to amend the above-referenced filing to respond to your comments. For your convenience, we have restated the comments from the Comment Letter below, followed by the Company’s responses, which where appropriate contain cross references to specific discussions and/or pages in Pre-effective Amendment No. 1 to the Registration Statement (“Amendment No. 1”). Also, for your convenience, we include a redlined draft of Amendment No. 1 disclosures in response to your comments.

Comment 1.             Incorporation of Documents by Reference, page 21

1.           It appears that you should specifically incorporate by reference your current reports on Form 8-K filed on April 23, 2009, and May 27, 2009.  See Item 12(a)(2) of Form S-3. Please revise to incorporate by reference these and any other filings required pursuant to Item 12 of Form S-3.

Response:       We have incorporated all Current Reports on Form 8-K since the end of the fiscal year into Amendment No. 1. The revised language appears on page 21 of Amendment No. 1.

Division of Corporation Finance
U.S. Securities and Exchange Commission

Comment 2.             Exhibits Pursuant to Item 601 of Regulation S-K, page II-2

2.           We note that you intend to file the legal opinion (Exhibit 5) by amendment.  We note also that footnote 1 to the exhibit index indicates that certain exhibits, including the form of indenture for the debt securities being registered (Exhibit 4.4), will be filed “to the extent applicable” by amendment or as an exhibit to an including the form of indenture for the debt securities being registered (Exhibit 4.4), will be filed “to the extent applicable” by amendment or as an exhibit to an Exchange Act filing and incorporated by reference into the registration statement. Please be advised that both the legal opinion and form of indenture will need to be filed with a pre-effective amendment to your registration statement, and that we will need sufficient time prior to requested effectiveness of the registration statement to review and provide any comments on these exhibits.  With respect to the legal opinion filing requirement, please see question 212.05 of our Securities Act Rules Compliance and Disclosure Interpretations. With respect to the indenture filing requirement, see question 201.04 of our Trust Indenture Act Compliance and Disclosure Interpretations.

Response:       Please note that copies of the Cozen legal opinion and form Indenture are filed as Exhibits 5 and 4.4. to Amendment No. 1, respectively.

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The Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We would appreciate the cooperation of the staff in working with us to address any further comments that the staff may have on the Company’s filings.  We welcome the opportunity to speak with staff members directly in an effort to expedite the review process.

Sincerely,
COZEN O'CONNOR

By:	/s/ F. Alec Orudjev

Cc:  Ralph V. De Martino, Esq.